UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

Shudong Xia
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

With a copy to:

Peter X. Huang
Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
No. 1, Jianguomenwai Avenue
Beijing 100004, People’s Republic of China
+(86) 10 6535-5599
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169453 10 7

1.	NAMES OF REPORTING PERSONS
Karmen Investment Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF	7.	SOLE VOTING POWER
SHARES		6,005,242 shares of common stock
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		6,005,242 shares of common stock
PERSON WITH	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,005,242 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[X]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.76%(1)
14.	TYPE OF REPORTING PERSON
CO

(1) Based on 25,270,069 shares of our common stock outstanding as of March 19, 2012.

CUSIP No. 169453 10 7

1.	NAMES OF REPORTING PERSONS
East Action Investment Holdings Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
			(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		6,005,242 shares of common stock(1)
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER
		6,005,242 shares of common stock(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,005,242 shares of common stock(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.76%(2)
14.	TYPE OF REPORTING PERSON
CO

(1) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited.

(2) Based on 25,270,069 shares of common stock of the Company outstanding as of March 19, 2012.

CUSIP No. 169453 10 7

1.	NAMES OF REPORTING PERSONS
Shudong Xia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
BK, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,031,835 shares of common stock
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		6,005,242 shares of common stock (1)
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,031,835 shares of common stock
PERSON WITH	10.	SHARED DISPOSITIVE POWER
6,005,242 shares of common stock (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,037,077 shares of common stock (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[X ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.85%(3)
14.	TYPE OF REPORTING PERSON
IN

(1) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited.

(2) Includes 6,005,242 shares of common stock of the Company owned by Karmen Investment Holdings Limited and 1,031,835 shares of common stock of the Company owned by Shudong Xia.

(3) Based on 25,270,069 shares of common stock of the Company outstanding as of March 19, 2012.

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of China TransInfo Technology Corp., a Nevada corporation (the “Company”). This Amendment No. 16 is filed jointly by Karmen Investment Holdings Limited (“Karmen”), East Action Investment Holdings Ltd. (“East Action”) and Shudong Xia (“Mr. Xia”). Karmen, East Action and Mr. Xia are collectively referred to as the “Reporting Persons.”

This Amendment No. 17 amends and supplements the statement on Schedule 13D filed on May 15, 2007 on behalf of the reporting persons named therein with the United States Securities and Exchange Commission (the “SEC”), as amended on September 3, 2008, April 26, 2010, March 9, 2011, March 16, 2011, March 24, 2011, April 15, 2011, May 10, 2011, August 30, 2011, September 20, 2011, October 7, 2011, October 24, 2011, November 9, 2011, November 28, 2011, December 14, 2011, January 4, 2012 and February 21, 2012 (as amended and supplemented to date, the “Schedule 13D”). Except as provided herein, this Amendment No. 17 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On March 19, 2012, TransCloud Company Ltd., an exempted company incorporated in the Cayman Islands with limited liability and wholly owned by Mr. Xia, received a conditional debt commitment letter (the “Debt Commitment Letter”) issued by China Development Bank Corporation Hong Kong Branch to provide a loan in connection with the proposed acquisition of all of the common stock of the Company, subject to, among other conditions, execution of mutually acceptable definitive documents for the loan. The Bank’s commitment under the Debt Commitment Letter will terminate on February 16, 2013 (the “Expiry Date”) unless TransCloud Company Ltd. receives the Bank’s written confirmation of extension prior to the Expiry Date.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Debt Commitment Letter described under Item 3 of this Amendment No. 17 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2012

Karmen Investment Holdings Limited

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Sole Director

East Action Investment Holdings Ltd.

By: /s/ Shudong Xia
Name: Shudong Xia
Title: Sole Director

Shudong Xia

By: /s/ Shudong Xia